ISSUER FREE WRITING PROSPECTUS
(Supplementing Preliminary Prospectus Dated January 19, 2010)
Filed Pursuant to Rule 433
Registration No. 333-150864
February 1, 2010
          On January 29, 2010, Patriot Risk Management, Inc. filed Amendment No. 11 to its Registration Statement on Form S-1 to update and supplement certain disclosures that had been provided in its preliminary prospectus dated January 19, 2010 (referred to herein as the “Preliminary Prospectus”). This free writing prospectus describes the amendments and supplements to the Preliminary Prospectus that appear in the most recent preliminary prospectus included in Amendment No. 11 to the Registration Statement. A copy of the most recent preliminary prospectus is included in Amendment No. 11 to the Registration Statement and can be obtained by following this hyperlink: http://www.sec.gov/Archives/edgar/data/1423593/000095012310006660/c54053absv1za.htm
          This free writing prospectus sets forth the revised disclosures under the following captions of the Preliminary Prospectus that forms part of the Registration Statement to which this free writing prospectus relates:
•	Capitalization;

•	Management’s Discussion and Analysis of Financial Condition and Results of Operations;
--	Insurance Services Operations;

--	Outlook — Target Direct Premiums Written, Insurance Services Income and Premiums Produced;

--	Share Based Compensation Costs; and

--	Liquidity;
•	Business — Legal Proceedings — American Insurance Managers, et al. v. Guarantee Insurance, et al.;

•	Executive Compensation — Securities Authorized for Issuance Under Equity Compensation Plans;

•	Certain Relationships and Related Transactions — Tarheel Group, Inc.;

•	Certain Relationships and Related Transactions — Issuance of Series A Convertible Preferred Stock;

•	Principal Stockholders;

•	Shares Eligible for Future Sale — Rule 144(b)(1);

•	Report of BDO Seidman, LLP, Independent Registered Public Accounting Firm with respect to audited consolidated financial statements as of and for the three years ended December 31, 2008;

•	Notes to Consolidated Financial Statements — Footnote 12 and Footnote 20; and

•	Notes to Interim Consolidated Financial Statements — Footnote 5, Footnote 8 and Footnote 13.
Conforming changes to those described below have been made throughout the Preliminary Prospectus. The terms “Patriot,” “our company,” “us” or “our” are used in this free writing prospectus in the same manner as the Preliminary Prospectus.

1. The section of the Preliminary Prospectus under the caption “Capitalization” is amended and restated to read in its entirety as set forth below:
CAPITALIZATION

The table below sets forth our consolidated capitalization as of September 30, 2009 on an actual basis and on an as adjusted basis giving effect to (i) the sale of 17,000,000 shares of common stock in this offering and (ii) the conversion our outstanding shares of Series A convertible preferred stock into 143.996 shares of common stock at an assumed initial public offering price of $11.00 per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses and assuming that the underwriters do not exercise their over-allotment option.

You should read this table in conjunction with the “Use of Proceeds,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our financial statements and related notes included in the back of this prospectus.

	As of September 30, 2009
	Actual	As Adjusted
	(Unaudited)
	In thousands

Debt Outstanding
Notes payable	$16,815	$16,815
Surplus notes	1,187	1,187
Subordinated debentures	1,634	1,634

Total debt outstanding	19,636	19,636

Stockholders’ equity
Series A convertible preferred stock, par value $.001 per share, 1,200 shares authorized; 1,000 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted(1)	1,000	—
Preferred stock, par value $.001 per share, 5,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—	—
Common stock, par value $.001 per share, 40,000,000 shares authorized, 642,738 shares issued and outstanding, actual; 19,272,732 shares issued or outstanding, as adjusted	1	19
Series B common stock, par value $.001 per share, 4,000,000 shares authorized, 1,486,000 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted(2)	1	—
Additional paid-in capital(1)	5,521	178,013
Retained earnings(1)	2,390	1,890
Accumulated other comprehensive income (loss), net of deferred income tax expense (benefit)	1,216	1,216

Total stockholders’ equity	10,129	181,138

Total capitalization	$29,765	$200,774

(1)	At the closing of this offering, each outstanding share of Series A convertible preferred stock will be automatically converted into 143.996 shares of common stock, based on an assumed initial public offering price of $11.00 per share, which is the mid-point of the price range set forth on the cover page of this prospectus. We expect to record a beneficial conversion feature of approximately $500,000 as a result of the conversion of the Series A convertible preferred stock that will be reflected as a preferred stock dividend at the time of the conversion, resulting in a $500,000 decrease in income available to common stockholders, a $500,000 reduction in retained earnings and a corresponding increase in additional paid in capital.

(2)	At the closing of this offering, all outstanding shares of Series B common stock will be automatically converted into shares of common stock on a one-for-one basis.

The number of shares of common stock shown to be outstanding after this offering excludes:

•	up to 2,550,000 shares of common stock that may be issued pursuant to the underwriters’ over-allotment option;

•	301,851 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2009;

•	1,567,075 shares of common stock issuable upon the exercise of stock options we intend to grant to our directors, executive officers and other employees upon completion of this offering, at an exercise price equal to the initial public offering price;

•	700,000 shares of common stock issuable upon the exercise of warrants that will be distributed to our existing stockholders upon completion of this offering, at an exercise price equal to the initial public offering price; and

•	240,383 additional shares available for future issuance under our 2010 Stock Incentive Plan.

2. The third paragraph of the section of the Preliminary Prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Insurance Services Operations” is amended and restated to read in its entirety as set forth below:

In the fourth quarter of 2009, we entered into an agreement with Advantage Workers Compensation Insurance Company, an insurer rated “A-” by A.M. Best (Advantage WC). Under this arrangement, we expect to earn commissions for producing business and insurance services income for providing underwriting, policy and claims administration, nurse case management and cost containment services based on a percentage of premiums on the business we produce for this client. We do not expect to include any premiums produced for Advantage WC in gross written premiums in our consolidated results of operations, because Advantage WC will provide the policy coverage and have the primary obligation to indemnify its policyholders for covered claims. Guarantee Insurance does not expect to assume any portion of the premium or associated losses and loss adjustment expenses on the business produced for Advantage WC. Our agreement with Advantage WC has an initial one-year term, and thereafter it automatically renews for additional one-year terms. However, either party may terminate the agreement at any time upon 90 days’ prior written notice.
3. The section of the Preliminary Prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Outlook” captioned “Target Top Line for Fourth Quarter 2009” is amended and restated to read in its entirety as set forth below:

Target Direct Premiums Written, Insurance Services Income and Premiums Produced

Our financial statements for the year ended December 31, 2009 are not yet available and have not been audited. However, for the fourth quarter of 2009, we expect (i) direct premiums written of approximately $15.5 million to $17.0 million (including approximately $11.0 million of alternative market business and approximately $5.2 million of traditional business), net of large deductible policy premium rate credits of approximately $8.5 million to $9.5 million, and (ii) insurance services income of approximately $4.2 million to $4.7 million, a significant portion of which is expected to result from fee income earned on premiums produced for our BPO client, which are expected be approximately $17.5 million to $19.0 million, and reference premiums produced for our BPO client, which are expected to be approximately $20.0 million to $22.0 million.

For the year ended December 31, 2009, we are targeting (i) direct premiums written for new business of approximately $60 million to $65 million, net of large deductible policy premium rate credits of approximately $7 million to $9 million, and (ii) insurance services income of approximately $14.0 million to $14.5 million, a significant portion of which is expected to result from fee income earned on reference premiums produced on new business for our BPO client, which are expected to be approximately $50 to $55 million.
4. The fourth paragraph of the section of the Preliminary Prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Share Based Compensation Costs” is amended and restated to read in its entirety as set forth below:

The increase from the $4.32 per share fair value as of July 10, 2007, the most recent stock option grant date, to the estimated initial public offering price is largely attributable to the growth of our company during this period, as well as to these three principal factors:

•	The first factor is the evolution of our hybrid business model during this period. Until the second quarter of 2009, when we starting producing business for our BPO client, our insurance services income was generated principally from Guarantee Insurance, the segregated portfolio captives and our quota share reinsurers, and as such was almost wholly dependent on Guarantee Insurance’s risk retention levels. In the second quarter of 2009, we began producing insurances services income from our BPO client. For the nine months ended September 30, 2009 (representing just two quarters of BPO production), we recognized approximately $3.5 million of fee income from our BPO client, which represented 35% of our insurance services income for the period.

As a result of the development of our BPO business, our insurance services income has become less dependent on Guarantee Insurance’s retention levels. Our insurance services income tends to be a higher margin business than our insurance underwriting business. The development and expansion of our BPO business is a significant driver for our insurance services income and for our consolidated net income. For the nine months ended September 30, 2009, our consolidated net income of $2.4 million consisted of net income from our insurance services segment of $3.3 million and net income from our insurance segment of $817,000 (exclusive of net investment income of $1.4 million), less $1.8 million of non-allocated items.

•	The second factor relates to the strength of our company and our growth prospects as a result of the capital to be raised in this offering, as compared to our historical financial condition. The net proceeds from this offering will increase our stockholders’ equity from $10.1 at September 31, 2009 to an estimated $182 million based on the midpoint of the price range set forth on the cover of this prospectus, an increase of approximately 170%. With the additional capital from this offering, our risk profile will be substantially improved as compared to our historical levels of stockholders’ equity. The $4.32 strike price of the options granted in July 2007 reflects the significantly greater risk inherent in a thinly capitalized company, as well as the fact that in July 2007 we had a significantly more limited operating history than we do now. The increase in the per share fair value over this period also reflects the fact that with the increased capital from this offering, we will have the capacity to write more business and retain more of our business, the capital to absorb more losses should they occur and the opportunity to obtain an “A−” (Excellent) rating from A.M. Best. See “Business — Our Strategy — Obtain a Favorable Rating from A.M. Best.”

•	The third factor is the liquidity driven valuation premium inherently available to a company as it transitions from privately held to publicly traded status.

5. The following paragraph is added to the end of the section of the Preliminary Prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity:”

Issuance of Series A Convertible Preferred Stock

Our December 2008 loan agreement with ULLICO required us to raise an additional $1 million in equity financing. To satisfy such obligation, we issued 1,000 shares of Series A convertible preferred stock in December 2008, at a price of $1,000 per share, to five investors, including Mr. Mariano, our Chairman, President, Chief Executive Officer and the beneficial owner of a majority of our outstanding shares, and three of our directors. See “Certain Relationships and Related Transactions — Issuance of Series A Convertible Preferred Stock.” The original terms of the Series A convertible preferred stock provided that upon the consummation of a qualified offering (which includes this offering), each outstanding share of Series A convertible preferred stock would automatically convert into that number of shares of our common stock determined by dividing the sum of $1,000 plus any accrued but unpaid dividends on the date of conversion by the price per share of common stock sold in such offering. In January 2010, we amended the conversion terms of the Series A convertible preferred stock so that, upon the consummation of a qualified offering (which includes this offering), each outstanding share of Series A convertible preferred stock will automatically convert into that number of shares of our common stock determined by dividing (1) the sum of (A) $1,000 times 1.5 plus (B) any accrued but unpaid dividends on the date of conversion by (2)  the price per share of common stock sold in such offering.

As a result of this amendment to the conversion terms of our Series A convertible preferred stock, upon completion of this offering and the conversion of the Series A convertible preferred stock, we expect to recognize approximately $500,000 for the intrinsic value of the beneficial conversion feature as of the commitment date. This beneficial conversion amount will be reflected as a deemed dividend to the preferred stockholders, resulting in a $500,000 decrease in income available to common stockholders, a $500,000 reduction in retained earnings and a corresponding $500,000 increase in additional paid in capital.
6. The first paragraph of the section of the Preliminary Prospectus under the caption “Business — Legal Proceedings — American Insurance Managers, et al. v. Guarantee Insurance, et al.” is amended and restated to read in its entirety as set forth below:

American Insurance Managers, et al. v. Guarantee Insurance et al.

American Insurance Managers, Inc., or AIM, filed suit on May 4, 2007 in the Second Judicial Circuit of South Carolina against Guarantee Insurance, Steven M. Mariano and others alleging fraud, breach of contract and misappropriation of trade secret claims. These claims arise out of a producer agreement that Guarantee Insurance entered into in March 2004. The producer agreement gave AIM the exclusive right to market and sell Guarantee Insurance’s products to professional employer organizations, or PEOs. AIM alleges that we breached this agreement in late 2004 and that we have used and continue to use AIM’s proprietary ideas and methods in offering insurance products to PEOs. We removed this case to federal court in South Carolina and have denied all of AIM’s allegations. AIM is seeking an unspecified amount of actual damages (which could be approximately $9.5 million), including lost commissions and fees, and is also seeking exemplary damages as provided under South Carolina law. In July 2007 the parties agreed to stay the litigation and submit to binding arbitration. On January 14, 2010, AIM filed a motion with the arbitrator requesting an accounting of the amount of premiums written for our PEO business. In response to this motion we supplemented our responses to AIM’s discovery requests regarding that issue. On January 21, 2010 we filed a motion requesting a continuance of the arbitration for 30 days. We expect the arbitration to occur in the near future.
7. The section of the Preliminary Prospectus under the caption “Executive Compensation — Securities Authorized for Issuance Under Equity Compensation Plans” is amended and restated to read in its entirety as set forth below:

Securities Authorized for Issuance Under Equity Compensation Plans

The following table shows the shares issuable under our 2005 and 2006 Plans as of December 31, 2009. No shares will be issuable under our 2010 Plan until completion of this offering.

Number of Securities
Remaining for Future
	Number of	Weighted-Average	Issuance Under
	Securities to	Exercise Price of	Equity Compensation
	be Issued Upon	Outstanding	Plans (Excluding
	Exercise of	Options,	Securities
	Outstanding Options,	Warrants and	Reflected in
	Warrants and Rights	Rights	Column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by security holders	301,851	3.97	77,464(1)
Equity compensation plans not approved by security holders	—	—	—

Total	301,851	3.97	77,464(1)

(1)	Our board of directors has determined that no future stock options will be awarded under these plans.

8. The second paragraph of the section of the Preliminary Prospectus under the caption “Certain Relationships and Related Transactions — Tarheel Group, Inc.” is amended and restated to read in its entirety as set forth below:

In May 2005, our board of directors determined that it would be in the best interests of our stockholders to acquire the Tarheel operations to consolidate the revenue generating aspects of our business under Patriot. The board obtained an independent appraisal of the value of Tarheel, and the independent directors approved the purchase of the producer agreement, the managed care agreement and the expense sharing agreement, or collectively, the Tarheel Contracts. Accordingly, on January 1, 2006, we entered into a purchase agreement with Tarheel pursuant to which we acquired the rights and obligations under the Tarheel Contracts for a total price of $1,355,380, which we paid by issuing 313,918 shares of our common stock valued at $4.32 per share to Tarheel. All but 17,017 of these shares were distributed to Tarheel’s stockholders. On April 25, 2006, the Tarheel stockholders, other than Mr. Mariano, redeemed their Tarheel shares in exchange for Patriot shares held by Tarheel, leaving Mr. Mariano as the sole stockholder of Tarheel. All the independent members of our board of directors approved the purchase of the Tarheel Contracts, because at the time the Tarheel Contracts were acquired, the contracts had no book value and Mr. Mariano controlled Tarheel and Patriot. For accounting purposes, the issuance of the shares to Tarheel was treated as a dividend.
9. The fourth paragraph of the section of the Preliminary Prospectus under the caption “Certain Relationships and Related Transactions — Tarheel Group, Inc.” is amended and restated to read in its entirety as set forth below:

On June 13, 2006, we loaned $750,000 to Tarheel pursuant to a promissory note. The proceeds of the loan were used to fund the commutation of certain liabilities of Foundation Insurance Company, a wholly-owned subsidiary of Tarheel that was declared insolvent on March 24, 2006 and subsequently dissolved. The note bore interest at 1% over the prime rate and matures on June 13, 2011. Mr. Mariano personally guaranteed the repayment of the note. All the independent members of our board of directors approved the loan. Tarheel paid Mr. Mariano for his guarantee by transferring 17,017 shares of our common stock, owned by Tarheel, to Mr. Mariano, with a total value of approximately $73,500.
10. The second and third paragraphs of the section of the Preliminary Prospectus under the caption “Certain Relationships and Related Transactions — Issuance of Series A Convertible Preferred Stock” is amended and restated to read in its entirety as set forth below:

Holders of shares of Series A convertible preferred stock are entitled to cumulative cash dividends at a rate of 4.5% above the prime rate as reported in the Wall Street Journal per share per annum, calculated based on the stated value of each share, which is $1,000. In addition, upon the consummation of a qualified offering (which includes this offering), each outstanding share of Series A convertible preferred stock was originally automatically convertible into that number of shares of our common stock determined by dividing the sum of $1,000 plus any accrued but unpaid dividends on the date of conversion by the price per share of common stock sold in such offering.

In January 2010, we amended the conversion terms of the Series A convertible preferred stock so that, upon the consummation of a qualified offering (which includes this offering), each outstanding share of Series A convertible preferred stock will automatically convert into that number of shares of our common stock determined by dividing (1) the sum of (A) $1,000 times 1.5 plus (B) any accrued but unpaid dividends on the date of conversion by (2) the price per share of common stock sold in such offering. Because no dividends have been paid to the holders of shares of Series A convertible preferred stock, each share of Series A convertible preferred stock will automatically convert into 143.996 shares of our common stock upon the consummation of this offering, assuming an initial public offering price of $11.00 per share, which is the mid-point of the price range set forth on the cover page of this prospectus. The amendment to the terms of the Series A convertible preferred stock was approved by our board of directors, the audit committee and our stockholders in January 2010.
11. The portion of the table under the heading “Series A Convertible Preferred Stock” in the section of the Preliminary Prospectus under the caption “Principal Stockholders” is amended and restated to read in its entirety as set forth below:

	Beneficial Ownership Prior to the Offering
		Percentage of	Percentage of
	Number of	Outstanding	Total
Name of Beneficial Owner	Shares	Shares(1)	Vote(2)

Series A Convertible Preferred Stock: (12)
Steven M. Mariano(14)	500	50.0%	—
Key Payroll Solutions(13)	200	20.0	—
Ronald P. Formento Sr.	150	15.0	—
Richard F. Allen	100	10.0	—
C. Timothy Morris	50	5.0	—

		100.0%

12. The second paragraph of the section of the Preliminary Prospectus under the caption “Shares Eligible for Future Sale — Rule 144(b)(1)” is amended and restated to read in its entirety as set forth below:
All of the 2,128,738 shares of common stock outstanding as of the date of this prospectus, would be available to be sold pursuant to Rule 144, including 248,650 shares of common stock that could be sold pursuant to Rule 144(b)(1), in each case subject to the terms of the lock-up agreements described above.
13. The date of the Independent Auditors Report in the section of the Preliminary Prospectus under the caption “Report of Independent Registered Public Accounting Firm” is amended and restated to read in its entirety as set forth below:

April 22, except for Note 20, as to which the date is January 26, 2010
14. Footnote 12 in the section of the Preliminary Prospectus captioned “Notes to Consolidated Financial Statements” is amended and restated to read in its entirety as set forth below:

12.	Share-Based Compensation Plan

In 2006, the Company approved a share-based compensation plan. The plan authorized the award of up to 650,125 shares of Series A common stock.

In 2005, the Company approved a share-based compensation plan. The plan authorized the award of up to 650,125 shares of Series A common stock. On February 11, 2005, the Company granted stock options to members of the board of directors to purchase 167,175 shares on or before February 11, 2015. These options, which have an exercise price of $2.69 per share, vested ratably over two years from the grant date, and would otherwise fully vest in the event of a change in control.

On December 30, 2005, the Company granted stock options to members of executive management to purchase 106,806 shares on or before December 30, 2015. These options, which have an exercise price of $4.32 per share, vest ratably over three years from the grant date, and otherwise fully vest in the event of a change in control.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. SFAS No. 123R requires the compensation cost relating to stock options granted or modified after December 31, 2005 to be recognized in financial statements using the fair value of the equity instruments issued on the grant date of such instruments, and will be recognized as compensation expense over the period during which an individual is required to provide service in exchange for the award (typically the vesting period). The Company adopted SFAS No. 123R effective January 1, 2007, and the impact of the adoption was not significant to the Company’s financial statements.

The fair value of each stock option grant is established on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2007 and 2006. There were no stock options granted in 2008. The expected volatility is 32% for options granted in 2007 and 2006, based on historical volatility of similar entities that are publicly traded. The estimated term of the options, all of which expire ten years after the grant date, is six years based on expected behavior of the group of option holders. The assumed risk-free interest rate is 4-5% for options granted in 2007 and 2006, based on yields on five to seven year U.S. Treasury Bills, which term approximates the estimated term of the options. The expected forfeiture rate is 18% on options granted in 2007 and 11% on options granted in 2006. There was no expected dividend yield for the options granted in 2007 or 2006.

The following table summarizes stock options granted, exercised and canceled.

		Weighted
		Average
	Number of	Exercise
	Options	Price
	(In thousands)

Options Outstanding, January 1, 2006	274	$3.33
Options granted	134	4.32
Options exercised	—	—
Options canceled	(102)	2.69

Options Outstanding, December 31, 2006	306	3.97
Options granted	109	4.32
Options exercised	—	—
Options canceled	(93)	4.32

Options Outstanding, December 31, 2007	322	3.98
Options granted	—	—
Options exercised	—	—
Options canceled	(18)	4.32

Options Outstanding, December 31, 2008	304	$3.97

Options Exercisable, December 31, 2008	232	$3.86

The total intrinsic value of options exercisable at December 31, 2008 was approximately $106,000.

The weighted-average grant-date fair value of options granted during 2007 and 2006 was $1.76 and $1.75, respectively. No options were granted in 2008. No options were exercised during the year ended December 31, 2008, 2007 or 2006. The range of exercise prices for options outstanding at December 31, 2008 was $2.69 to $4.32.

A summary of the status of the Company’s unvested options is as follows:

		Weighted
		Average
	Number of	Grant Date
	Options	Fair Value
	(In thousands)

Unvested options, January 1, 2006	274	$1.31
Options granted	134	1.75
Options vested	(71)	1.41
Options canceled or forfeited	(102)	1.04

Unvested options, December 31, 2006	235	1.65
Options granted	109	1.76
Options vested	(88)	1.50
Options canceled or forfeited	(74)	1.75

Unvested options, December 31, 2007	182	1.76
Options granted	—	—
Options vested	(102)	1.76
Options canceled or forfeited	(8)	1.79

Unvested options, December 31, 2008	72	$1.76

As of December 31, 2008, there was approximately $82,000 of total unrecognized compensation cost related to unvested stock-based compensation awards granted under the plan. That cost is expected to be recognized over a weighted average period of 1.1 years.

The plan also authorizes the board, in its sole discretion, to grant stock awards to members of the board of directors. During 2006, 116,094 shares of stock awards were granted to members of the board of directors with a value of $4.32 per share and a total value of approximately $502,000. During 2007, 98,447 of stock awards were granted to members of the board of directors with a per-share value of $4.32 and a total value of approximately $425,000. There were no stock awards granted in 2008.
15. The following Footnote 20 is added to the end of the section of the Preliminary Prospectus captioned “Notes to Consolidated Financial Statements:”

20.	Changes Relating to Proposed Initial Public Offering

On January 15, 2010, in anticipation of the Company’s proposed initial public offering, the Company’s board of directors declared a 1.8575 to 1 stock split of the outstanding common stock and Series B common stock, maintaining a par value of $.001 after the split. The stock split was in the form of a dividend and was payable on January 26, 2010 to the stockholders of record as of January 15, 2010. All consolidated financial statements and per share amounts have been retroactively adjusted for the above stock split and maintaining the par value at $0.001 per share.
16. Footnote 5 in the section of the Preliminary Prospectus captioned “Notes to Interim Consolidated Financial Statements” is amended and restated to read in its entirety as set forth below:

(5)	Business Process Outsourcing

During the second quarter of 2009, the Company entered into an agreement with its BPO client to gain access to workers’ compensation insurance business in certain additional states. Under this agreement, the Company earns commission income and insurance services fee income, which are included in insurance services income in the Company’s consolidated statements of income, for producing, underwriting and administering the policies, administering the claims, providing nurse case management and cost containment services and, in certain cases, managing segregated portfolio captives. For certain services, the Company earns insurance services income based on a percentage of premiums produced or reference premiums produced.

Expenses incurred in connection with this agreement with the Company’s BPO client are principally comprised of (i) commissions to producing agencies and sales and underwriting costs, which are recognized in the period incurred, net of an allowance for estimated commissions that will not be paid due to the cancellation of policies prior to expiration and reductions in payroll, and (ii) policy administration and claims costs, which are expensed as incurred. All such expenses are included in other operating expenses in the Company’s consolidated statements of income.

The Company collects fronting fees from policyholders, and remits such fees to its BPO client, on business produced for its BPO client. Additionally, the Company assumes a portion of the premium and associated losses and loss adjustment expenses on the business it produces for its BPO client as described in Note 6.

17. Footnote 8 in the section of the Preliminary Prospectus captioned “Notes to Interim Consolidated Financial Statements” is amended and restated to read in its entirety as set forth below:

(8)	Share-Based Compensation Plan

In 2005, the Company approved a share-based compensation plan (Plan). The Plan authorized the award of up to 650,125 shares of Series A common stock.

The following is a summary of the Company’s stock option activity and related information for the nine months ended September 30, 2009:

		Weighted
		Average
	Number of	Exercise
	Options	Price
	(In thousands)
	Unaudited

Options outstanding, December 31, 2008	304	$3.97

Options outstanding, September 30, 2009	304	$3.97

Options exercisable, September 30, 2009	277	$3.94

In connection with its share-based compensation plan, the Company recognized compensation expense of $65,000 and $57,000 for the nine months ended September 30, 2009 and 2008, respectively.
18. The following Footnote 13 is added to the end of the section of the Preliminary Prospectus captioned “Notes to Interim Consolidated Financial Statements:”

13. Changes Relating to Proposed Initial Public Offering

On January 15, 2010, in anticipation of the Company’s proposed initial public offering, the Company’s board of directors declared a 1.8575 to 1 stock split of the outstanding common stock and Series B common stock, maintaining a par value of $.001 after the split. The stock split was in the form of a dividend and was payable on January 26, 2010 to the stockholders of record as of January 15, 2010. All consolidated financial statements and per share amounts have been retroactively adjusted for the above stock split and maintaining the par value at $0.001 per share.
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STATEMENT REGARDING THIS FREE WRITING PROSPECTUS
     Patriot Risk Management, Inc., the issuer, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling FBR Capital Markets toll free at 1-800-846-5050.
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